Exhibit 99.1

Medirom’s “REMONY” Certified by MLIT as a Fatigue-Driving Prevention Device

August 28th, 2025, Tokyo, Japan: MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) (“MEDIROM”, “we” or “us”) announces that its “REMONY for Driver” remote health management system, developed by its subsidiary MEDIROM MOTHER Labs Inc. (“MOTHER Labs”), has been selected by Japan’s Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”) under its Accident Prevention Support and Promotion Program as a certified device for preventing fatigue-related driving.

■ About REMONY for Driver

“REMONY for Driver” is a remote health management system that leverages the MOTHER Bracelet, which can be worn 24/7, 365 days a year, to centrally manage drivers’ health conditions and alertness. In particular, the system features a proprietary sleep assessment function developed under medical supervision, enabling both the streamlining of safety check-in roll-call operations and the strengthening of safety management. Because the device requires no charging, the operational burden at worksites is kept to a minimum.
In addition, the accumulation of daily health data allows for trend analysis of drivers’ rest conditions, which we believe will contribute to the prevention of health-related accidents before they occur.

Example Use Cases:

- Conducting safety check-in roll-call operations based on objective health data

- Enhancing safe-driving education through sleep assessment

- Supporting driver health and improving workplace environments

■ Overview of the Subsidy Program

“REMONY for Driver” has been certified by the MLIT under its Accident Prevention Support and Promotion Program as a device contributing to the prevention of fatigue-related driving, and is therefore eligible for the following subsidy:

●	Subsidy rate: 50% of the equipment acquisition cost

In this program, MLIT allocated approximately 1.3 billion yen in subsidies during the previous fiscal year, and we believe a similar budget is expected for the current fiscal year. The subsidies are subject to certain caps, including a general cap of 800,000 yen per business operator for fatigue prevention devices.

By utilizing this subsidy program, companies can significantly reduce initial introduction costs and accelerate the implementation of safety measures in the field.

■ Future Outlook

Building on the certification of “REMONY for Driver” as an eligible subsidy device, MOTHER Labs intends to further promote safe driving practices and strengthen measures to prevent fatigue-related driving in the transportation industry. Moving forward, we aim to enhance system functionality and ensure comprehensive health management for drivers, thereby raising industry-wide safety standards and working toward the goal of zero accidents. Our company remains fully committed to supporting transportation operators in creating an environment where they can operate with confidence and peace of mind.

■ About the MOTHER Bracelet, Recharge-Free Smart Tracker

MOTHER Bracelet is the world's first 24/7 recharge-free smart tracker. It uses innovative technology from a Silicon Valley tech company that allows for power generation based on temperature differences between the body and surrounding air. The recharge-free feature eliminates the risk of data loss when a device is taken off for recharging. MOTHER Bracelet records five basic metrics: heart rate, calories burned, body surface temperature, step count, and sleep.

Official Website: https://mother-bracelet.com

■ About REMONY, Remote Health Monitoring System

The 'REMONY' remote health monitoring system, developed by MOTHER Labs, combines the wrist-worn recharge-free smart tracker MOTHER Bracelet with a dedicated gateway. The system enables automatic data synchronization and centralized real-time management. Health monitoring with conventional wearables often faces challenges due to data loss during the device recharge period. However, MOTHER Bracelet measures user vital data in real-time 24/7 without needing removal for recharging. As a result, it allows for prompt and early detection of health emergencies and accident prevention with high accuracy. The system is customizable for use in various industries, including elder care, health monitoring for night shift workers, etc.

Features:

-	Measurement and display of heart rate, skin temperature, step count, sleep duration, and calories burned
-	Various alert functions (fall detection, abnormal heart rate, heatstroke, SOS call, etc.)
-	Automatic notification functions linked to alerts

■ ABOUT MEDIROM MOTHER Labs Inc.

MOTHER Labs is a subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM) with a focus on the health-tech sector. The company’s core activities include the 'Specific Health Guidance Program' offered through the 'Lav' health application and development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

MEDIROM MOTHER Labs Inc.

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●changes in consumer preferences and MEDIROM’s competitive environment;
●MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.